SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2002

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N

                                  P.O. BOX 837
                                   WILLEMSTAD

                          CURACAO, NETHERLANDS ANTILLES

                                (599) (9) 7366277
                    (address of principal executive offices)


    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F  X       Form 40-F
                                      ---                ---

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes          No  X
                                      ---         ---

[LOGO]

                           FOR ADDITIONAL INFORMATION

                 Yuval Hadari                          Itzick Sharir
            Chief Financial Officer               Chief Executive Officer
             Sapiens International                 Sapiens International
              Tel: +1-877-554-2426                  Tel:   +44-1895-464 225
                   +972-8-938-2721
          E-mail: YUVAL.H@SAPIENS.COM           E-mail: ITZICK.S@SAPIENS.COM
                -------------------                   --------------------

              SAPIENS INTERNATIONAL ANNOUNCES Q1 RESULTS - SECOND
                         CONSECUTIVE PROFITABLE QUARTER

                  SAPIENS MEETS ITS OBJECTIVES FOR THE QUARTER


Research Triangle Park, N.C.--May 1, 2002--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced its unaudited results of operations for the first quarter ended March 31, 2002.

Revenues in the first quarter of 2002 totaled $16 million, representing a 13.9% increase over revenues of $14.1 million in the first quarter of 2001. Reflecting the continued improvement in revenue mix, product revenues in the first quarter increased by 53.9% to $10.2 million from $6.6 million in the same period last year. In contrast, lower-margin consulting and other service revenues decreased by 21.5% to $5.9 million from $7.5 million in Q1 2001. As a result, the gross profit margin continued its sequential rise and reached 43.1% in Q1 of 2002 compared with 21.1% in the first quarter of 2001.

Operating expenses in the first quarter were reduced by 42.6% to $6.5 million compared with operating expenses of $11.4 million in Q1 of 2001. The Company reported an operating profit of $0.4 million compared with an operating loss of $8.4 million in the same period last year. Net income for the quarter was $0.2 million compared with a net loss of $9.8 million in Q1 of 2001.

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented: "We are pleased to report that we have met our objectives for the first quarter. Specifically, we met our revenue targets, increased our revenue backlog and improved our revenue mix, while maintaining our reduced level of expenses. The net result is our second consecutive profitable quarter, despite continuing weakness in the global economy.

"We also began investing in our long-term strategic plan to become a leading provider of business solutions to the insurance industry. We will continue to invest towards our growth objectives in the quarters ahead within the framework of our financial and operational plan, while maintaining a vigilant watch on our expenses."

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ: SPNS) is a global provider of cost-effective business software solutions that are deployed rapidly and support our clients' core business processes. Our solutions, which are installed at hundreds of our customers worldwide, accelerate business solution development, legacy lifecycle management and application maintenance. We have accumulated expertise in serving more than 50 customers in the Insurance and Financial Services industries, and our understanding of their business processes and IT needs has naturally evolved into an area of strategic vertical focus. The cornerstone of our solution offerings is Sapiens eMerge(TM) - our rich technology heritage - that has evolved and matured over the course of thousands of man-years of research and development efforts.

Our installed base of customers includes AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, 3M, Argos, Panasonic UK, Honda, IBM, and other multinational corporations.

You are invited to visit us on the World Wide Web at HTTP://WWW.SAPIENS.COM.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                      # # #

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)


                                                     For the three months ended
                                                    ----------------------------
                                                     03/31/2002      03/31/2001
                                                     ------------   ------------
                                                     (Unaudited)     (Unaudited)
REVENUES
Products                                              $   10,171      $   6,610
Consulting and other services                              5,865          7,474
                                                       ----------     ----------
Total revenues                                            16,036         14,084
                                                       ----------     ----------
COST OF REVENUES
Products                                                   5,134          5,916
Consulting and other services                              3,989          5,202
                                                       ----------     ----------
Total cost of revenues                                     9,123         11,118
                                                       ----------     ----------

GROSS PROFIT                                               6,913          2,966

EXPENSES
Research and development, net                              1,322          1,739
Selling, general and administrative                        5,225          9,178
Amortization of goodwill                                       -            492
                                                       ----------     ----------
OPERATING INCOME/(LOSS)                                      366         (8,443)
Financial expenses, net                                      163          1,303
Other expenses, net (b)                                       40             39
                                                       ----------     ----------
NET INCOME/(LOSS)                                      $     163      $  (9,785)
                                                       ==========     ==========

Basic and diluted earnings/(loss) per share            $       -      $   (0.43)
                                                       ==========     ==========

Weighted average shares used to compute:
Basic earnings/(loss) per share                           36,164         23,003
Diluted earnings/(loss) per share (c)                     45,274         23,003

Note     a: Certain prior year's amounts have been reclassified to conform with current year presentation.
         b: Includes other expenses, taxes and minority interest c: Due to the net loss in 2001 the inclusion of dilutive securities would be antidilutive.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                      Condensed Consolidated Balance Sheets
                           (U.S. Dollars in thousands)

                                                       3/31/2002     12/31/2001
                                                     ------------   ------------
                                                     (Unaudited)      (Audited)
ASSETS

     Cash                                              $  19,385      $  16,087
     Restricted cash                                   $   2,525      $   2,500
     Short-term investments                                   32             50
                                                       ----------     ----------
                                                          21,942         18,637
     Trade receivables                                    16,515         17,563
     Other current assets                                  6,956          7,084
                                                       ----------     ----------
     TOTAL CURRENT ASSETS                                 45,413         43,284
                                                       ----------     ----------


     Property and equipment, net                           3,587          4,097
     Other assets                                         22,621         23,082
                                                       ----------     ----------
TOTAL ASSETS                                           $  71,621      $  70,463
                                                       ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

     Short-term loans and current maturities
        of long-term debt                              $  18,606      $  16,454
     Trade payables                                        2,334          3,242
     Other liabilities and accrued expenses               18,288         20,318
     Deferred revenue                                      3,043          1,633
                                                       ----------     ----------
     TOTAL CURRENT LIABILITIES                            42,271         41,647
                                                       ----------     ----------

     Long-term debt and other liabilities                  7,342          7,365
     Redeemable shares in a subsidiary                    10,752         10,711
     Shareholders' equity                                 11,256         10,740
                                                       ----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $  71,621      $  70,463
                                                       ==========     ==========

Note: Certain prior year's amounts have been reclassified to conform with current year presentation


                                     # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                       (Registrant)


Date: June 2, 2002                                  By:
                                                        ------------------------
                                                        Steve Kronengold
                                                        General Counsel